Exhibit 99.1

 BitVentures Limited Announces Mining Pool Arrangement with Foundry USA Pool

HONG KONG – April 20, 2026 – BitVentures Limited (“BitVentures” or the “Company”) (NASDAQ: BVC) today announced that it has joined Foundry USA Pool and will start to direct its Bitcoin mining hashrate to Foundry USA Pool’s institutional-grade platform.

Foundry USA Pool, operated by Foundry Digital LLC, a wholly-owned subsidiary of Digital Currency Group, is the world’s leading Bitcoin mining pool by hashrate and the premier provider of North American mining infrastructure. Foundry USA Pool is recognized for its U.S.-based, institutional-grade operations focused on security, reliability, and compliance.

The Company will utilize Foundry USA Pool’s Full-Pay-Per-Share (“FPPS”) payout model, which will reduce payout volatility and provide the Company with more stable and predictable rewards. The Foundry USA Pool’s U.S.-based operations with servers and global relays around the globe can also potentially help lower rejection and stale share rates. Foundry USA Pool maintains high standards of professionalism and trust in the industry through its SOC 1 Type 2 and SOC 2 Type 2 accreditation, auditable payouts, and real-time reporting capabilities. These capabilities are expected to further enhance the Company’s insight and control of its operational data and help support the Company’s commitment to robust financial reporting, internal controls and regulatory compliance.

“Aligning our hashrate with the global leader in institutional mining is a key step in our operational maturity,” said Lawrence Wai Lok, CEO of BitVentures.

About BitVentures Limited

BitVentures Limited (NASDAQ: BVC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.bitventures.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:
BitVentures Limited
Email: ir@bitventures.io